SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: March 29, 2010

List of materials

Documents attached hereto:

i) Press release entitled "SALE OF INTERESTS IN INTERNATIONAL PAY TELEVISION BUSINESSES BY SONY PICTURES ENTERTAINMENT"

Sony Corporation
March 29, 2010

SALE OF INTERESTS IN INTERNATIONAL PAY TELEVISION BUSINESSES BY SONY PICTURES ENTERTAINMENT

Sony Pictures Entertainment Inc. (“SPE”), a U.S. subsidiary of Sony Corporation (“Sony”), has sold a portion of its investment and certain ancillary rights in its HBO Latin America joint venture, which owns and operates certain premium pay television businesses in Latin America, to an affiliate of Time Warner Inc. (“Time Warner”).  Prior to this transaction, SPE owned approximately 29% of this joint venture and, after this transaction, will own approximately 8%.  The cash proceeds from the sale were U.S. $217 million, and the sale is anticipated to result in a pre-tax gain of approximately U.S. $200 million in Sony’s consolidated financial results for the fiscal year ending March 31, 2010.  After the closing of the sale, the parties submitted a filing with the Brazilian competition authority.  In the event the Brazilian competition authority does not approve the sale, the sale of the Brazil portion of the investment could be subject to rescission, in which case approximately 40% of the purchase price (and the corresponding pre-tax gain) could be subject to rescission.

In January 2010, in a separate transaction, SPE sold its investment in its HBO Central Europe joint venture, which owns and operates a premium pay television business in Central Europe, to another affiliate of Time Warner.  The sale resulted in pre-tax gain of approximately U.S. $45 million in Sony’s consolidated financial results for the fiscal year ending March 31, 2010.

The impact of these gains on sales was incorporated within the outlook for the fiscal year ending March 31, 2010, announced on February 4, 2010.

These sales are in keeping with SPE’s strategy of focusing on and investing in its majority and wholly owned network operations across Latin America and Europe.  SPE will continue to provide its content to the HBO pay television businesses in Latin America and Central Europe.

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